

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2015

<u>Via E-mail</u>
Stephen S. Yoder
Chief Executive Officer and President
Pieris Pharmaceuticals, Inc.
Lise-Meitner-Strasse 30
85354 Freising-Weihenstaphen, Germany

> **Re: Pieris Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 17, 2015**
> **File No. 333-202123**

Dear Mr. Yoder:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Summary</u>
<u>Our Company</u>
<u>Our Business, page 2</u>

1. Please define the following words or phrases at your first reference in the prospectus summary:

    - Anticalin proteins;
    - cytokines;
    - monovalent cMet antagonist; and
    - receptor tyrosine kinase.

2. Please revise your disclosure to indicate where your Phase 1 trial of PRS-080 is being conducted.

Risk Factors

"We face significant competition from other biotechnology and pharmaceutical companies . . ., page 22

3. Please amend this risk factor to include the names of those companies who you believe will likely be your principal competitors and their products and/or product candidates that will compete with your products.

"We could be subject to product liability lawsuits based on the use of our drug candidates in clinical testing . . .," page 23

4. Please amend this risk factor to state the coverage limit of the product liability insurance you have obtained for your ongoing clinical trial.

Risks Related to Our Intellectual Property
"If we breach any of the agreements under which we license from third parties the intellectual property rights . . .," page 27

5. Please amend this risk factor to remove the cross-references to the discussions of your license agreement and the legal dispute arising from it, and include disclosure in their place that briefly describes the material terms of the agreement, other than the termination provisions that you have already included, and the nature of the legal dispute.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and Development Expenses, pages 83 and 85

6. You indicate that since inception, you have devoted nearly all of your efforts and resources to your research and development activities. On page 99, you disclose key research and development projects that are underway. We believe your disclosure regarding research and development expenses could be improved. Please provided disclosure regarding the composition of the total R&D expense for each period presented. This can take a variety of forms (i.e. by function) but is mainly driven by how many projects are managed and how they are reported within the organization.

Business
Overview, page 93

7. Please amend your disclosure to elaborate on the "strategic and business reasons" you chose to discontinue development of PRS-050.

Implementation of our Anticalin Platform Technology: Our Drug Candidates, page 99

8. Please state whether you have filed an Investigational New Drug Application (IND) relating to PRS-080 with the Food and Drug Administration and, if not, your approximate time frame for doing so. If you have not filed an IND at this time, please indicate the regulatory authority under which you are performing a clinical trial of this product candidate.

Preclinical data, page 101

9. Please revise your narrative discussion accompanying the chart on page 103 to define or explain the following terms as they apply to your preclinical studies:

- Expected functional consequence;
- Hemoglobulin; and
- Reticulocytes.

Please also explain the p-values you cite with respect to hemoglobulin concentrations in reticulocytes and what such value indicate about the results of your study.

Intellectual Property and Exclusivity, page 111

10. Please explain what "Anticalin drug class protection" entails and specifically refers to.

11. With respect to the patent portfolio licensed from TUM, please identify the type of patent coverage obtained (e.g., method of use, composition of matter, etc.) and when such patents are expected to expire.

Strategic Partnerships, page 112

12. Please revise your disclosure to discuss when your agreements with Allergan, Sanofi , Daiichi Sankyo, Zydus, and Stelis will expire outside of the exercise of the early-termination provisions of the agreements.

Our collaboration with Zydus, page 115

13. Please revise your disclosure with respect to your agreement with Zydus to disclose the following items:

- Aggregate potential milestone payments you may receive from Zydus: and
- Aggregate potential milestone payments you may be required to pay Zydus.

TUM license agreement, page 116

14. Please revise your disclosure with respect to your agreement with to TUM to disclose the aggregate milestone payments you may be obligated to pay TUM. Please also confirm whether you have paid the milestone payment to TUM with respect to the initiation of your Phase I clinical trial of PRS-080 and indicate the amount of such payment.

Management
Business Experience, page 127

15. On your signature page, your Chief Executive Officer is identified with the designation "M.D." but his biography does not indicate that he has earned a medical degree or holds a license as a doctor of medicine. Please amend your disclosure as necessary to resolve this discrepancy.

Unaudited Pro Forma Combined Financial Information, page F-50

16. You state that the transaction is accounted for as a recapitalization. Please tell us why it is appropriate to include a pro forma income statement.

Other Comments

17. We note that some exhibits have yet to be submitted for our review. Please submit these exhibits to us as soon as practicable and be advised that we may have comments to them.

18. We further note that you have submitted an application for confidential treatment in conjunction with your draft registration statement. We will perform an independent review of this application and will forward you comments to it, if any, under separate cover.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Stephen S. Yoder
Pieris Pharmaceuticals, Inc.
March 16, 2015
Page 5

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh at (202) 551-3627 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director

cc: William C. Hicks, Esq.
        Marc D. Mantel, Esq.
        Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
        One Financial Center
        Boston, Massachusetts 02111